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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                               GALOOB TOYS, INC.
                           (NAME OF SUBJECT COMPANY)

                               NEW HIAC II CORP.
                                  HASBRO, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  364091 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                            PHILLIP H. WALDOKS, ESQ.
                            SENIOR VICE PRESIDENT --
                            CORPORATE LEGAL AFFAIRS
                                 AND SECRETARY
                                  HASBRO, INC.
                               32 W. 23RD STREET
                               NEW YORK, NY 10010
                           TELEPHONE: (212) 645-2400
                           FACSIMILE: (212) 741-0663
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                            THOMAS H. KENNEDY, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000
                            ------------------------
                           CALCULATION OF FILING FEE
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
TRANSACTION VALUATION* $230,086,776                             AMOUNT OF FILING FEE $46,018

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*  Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 18,127,864 shares of common stock, $0.01 par value per share (the "Shares"), of Galoob Toys, Inc. at a price of $12.00 per Share in cash, without interest. The filing fee calculation is based on the 18,127,864 Shares outstanding as of September 27, 1998 and assumes the issuance prior to the consummation of the Offer (as defined herein), of 1,046,034 Shares upon the exercise of outstanding options and other rights and securities exercisable into Shares that have an exercise price of less than $12.00. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
  Form or Registration No.: Not applicable.
  Filing Party: Not applicable.
  Date Filed: Not applicable.
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

                                     14D-1

   CUSIP NO. 364091 10 8

---------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS NEW HIAC II CORP.
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) OR 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           NONE
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                     14D-1

   CUSIP NO. 364091 10 8

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
           NOS. OF ABOVE PERSONS HASBRO, INC.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS WC
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) OR 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION RHODE ISLAND
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           NONE
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by New HIAC II Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Hasbro, Inc., a Rhode Island corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock") including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of January 17, 1990, by and between the Company and Mellon Securities Trust Company, Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of Galoob Toys, Inc., a Delaware corporation (the "Company"), at $12.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Galoob Toys, Inc., and the address of its principal executive offices is 500 Forbes Boulevard, South San Francisco, CA 94080. The telephone number of the Company at such location is (650) 952-1678.

     (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in the "INTRODUCTION" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not
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

corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the "INTRODUCTION" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth in the "INTRODUCTION," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in the "INTRODUCTION" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Parent and Purchaser" and "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," "Source and Amount of Funds," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the "INTRODUCTION," "Conditions to the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated October 2, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release of Parent dated September 28, 1998.

     (a)(8) Press Release of Parent dated October 2, 1998.

     (a)(9) Summary Advertisement.

     (b) None.

     (c)(1) Agreement and Plan of Merger, dated as of September 27, 1998, by and among Parent, Purchaser and the Company.

     (c)(2) Confidentiality Agreement, dated as of April 2, 1998, by and between Parent and the Company (as amended on June 23, 1998).

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 1998

                                          NEW HIAC II CORP.

                                          BY: /s/ PHILLIP H. WALDOKS
                                            ------------------------------------
                                            NAME: PHILLIP H. WALDOKS
                                            TITLE: Senior Vice
                                                   President -- Corporate Legal
                                                 Affairs and Secretary

                                          HASBRO, INC.

                                          BY: /s/ PHILLIP H. WALDOKS
                                            ------------------------------------
                                            NAME: PHILLIP H. WALDOKS
                                            TITLE: Senior Vice
                                                   President -- Corporate Legal
                                                 Affairs and Secretary

                               INDEX TO EXHIBITS

                                                                         SEQUENTIAL
EXHIBIT                                                                   PAGE NO.
-------                                                                  ----------
(a)(1)   Offer to Purchase, dated October 2, 1998.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Press Release of Parent dated September 28, 1998.
(a)(8)   Press Release of Parent dated October 2, 1998.
(a)(9)   Summary Advertisement.
(c)(1)   Agreement and Plan of Merger, dated as of September 27,
         1998, by and among Parent, Purchaser and the Company.
(c)(2)   Confidentiality Agreement, dated as of April 2, 1998, by and between Parent and the Company (as amended on June 23,
         1998).
(d)      None.
(e)      Not Applicable.
(f)      None.